UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Waystar Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

946784105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BCPE Derby Investor, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,980,417
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,980,417

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,980,417
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.3%
12.	Type of Reporting Person (See Instructions) PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Waystar Holding Corp. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 1550 Digital Drive, #300, Lehi, UT 84043.

Item 2(a).	Names of Persons Filing

This Schedule 13G is being filed by BCPE Derby Investor, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Fund XI, L.P., a Cayman Islands exempted limited partnership (“Fund XI”), is the sole member of BCPE Derby GP, LLC, a Delaware limited liability company (“BCPE Derby GP”), which is the general partner of the Reporting Person. Bain Capital Partners XI, L.P., a Cayman Islands exempted limited partnership (“Partners XI”), is the general partner of Fund XI. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI” and collectively with the Reporting Person, BCPE Derby GP, Fund XI and Partners XI, the “Bain Capital Entities”), is the general partner of Partners XI. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person. Voting and investment decisions with respect to securities held by the Reporting Person are made by the partners of BCI.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c).	Citizenship

Each of the Reporting Person, BCPE Derby GP and BCI is organized under the laws of the State of Delaware. Each of Fund XI and Partners XI is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities

The class of securities to which this Schedule 13G relates is Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 946784105.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on September 30, 2024, the Reporting Person held 27,980,417 shares of Common Stock, representing approximately 16.3% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 172,086,129 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

The Reporting Person and certain other stockholders are parties to a Stockholders Agreement (the “Agreement”) with the Issuer, which was filed on a Form 8-K by the Issuer on June 12, 2024. The Agreement provides the Reporting Person with the right to nominate one director to the Issuer’s board of directors for so long as the Reporting Person holds 5% or more of the then-outstanding Common Stock. The Agreement further requires that the Reporting Person and other parties to the Agreement that hold similar nomination rights vote in favor of those nominated pursuant to the Agreement, and, as such, may be deemed to constitute a group for purposes of Section 13(d) under the Securities and Exchange Act of 1934, as amended. Notwithstanding the foregoing, the Reporting Person expressly disclaims membership in such group and the filing of this Statement shall not be deemed an admission of such group membership or beneficial ownership of the securities held by the other parties to the Agreement.

(b)	Percent of Class:

See Item 4(a) hereof.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

27,980,417 shares.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

27,980,417 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4(a) hereof.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

BCPE DERBY INVESTOR, LP
By: BCPE Derby GP, LLC
Its: General Partner
By: Bain Capital Fund XI, L.P.
Its: Member
By: Bain Capital Partners XI, L.P.
Its: General Partner
By: Bain Capital Investors, LLC
Its: General Partner

By:	/s/ David Humphrey
Name:	David Humphrey
Title:	Authorized Signatory